EXHIBIT B
TRANSACTIONS
The following table sets forth all transactions with respect to shares of common stock effected during the past sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the shares, inclusive of any transactions effected through the close of trading on October 17, 2016. All such transactions were sales of shares effected in the open market and the table includes commissions paid in per share prices.

Fund	Trade Date	Buy/Sell	Shares	Price	Security
Lazarus Investment Partners LLLP	10/14/2016	Sell	320,000	3.22	Common Stock